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                              May 16, 2024

       Joseph Hayek
       Vice President and Chief Financial Officer
       Worthington Enterprises, Inc.
       200 West Old Wilson Bridge Road
       Columbus, OH 43085

                                                        Re: Worthington
Enterprises, Inc.
                                                            Form 10-K for
Fiscal Year Ended May 31, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended February 29, 2024
                                                            Response dated
April 18, 2024
                                                            File No. 001-08399

       Dear Joseph Hayek:

              We have reviewed your April 18, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1,
       2024 letter.

       Form 10-Q for Fiscal Quarter Ended February 29, 2024

       Adjusted EBITDA, page 35

   1. We note that you reconcile Adjusted EBITDA to net earnings from continuing operations and understand from
your response to prior comment 1 that you believe    net earnings
                                                        from continuing
operations is the most comparable GAAP measure because it excludes earnings from
discontinued operations.    Please revise future filings to change the name of
                                                        your non-GAAP measure
to    Adjusted EBITDA from continuing operations    to reflect its
                                                        content more
accurately. This comment also applies to your non-GAAP disclosures on page 31 and your Form
8-K filed March 20, 2024.
   2. We refer to your adjustment to exclude corporate costs eliminated at separation. You indicate that the
adjustments reflect reductions in certain corporate overhead costs that no
 Joseph Hayek
Worthington Enterprises, Inc.
May 16, 2024
Page 2
         longer exist post-separation, and which were included in continuing operations as they represent general corporate overhead that was historically allocated to Worthington Steel but did not meet the requirements to be presented as discontinued operations. Please tell us why these corporate costs would not represent normal, recurring, cash operating expenses necessary to operate your business, and why adjusting for such costs in your non-GAAP measures would not be inconsistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-
         GAAP Financial Measures. This comment also applies to your presentation of adjusted net earnings from continuing operations in Form 8-K filed March 20, 2024.
Form 10-K for Fiscal Year Ended May 31, 2023

Consolidated Financial Statements
Note P - Segment Data, page 80

3. We refer to your response to prior comment 1 and the disclosures provided in Note O of your Form 10-Q for the fiscal quarter ended February 29, 2024. We remind you that reportable segment information presented in your footnote, to comply with ASC 280, is excluded from the definition of a non-GAAP measure as provided in Item 10(e)(5) of
         Regulation S-K. Given this, the requirement in the segment footnote to reconcile the total
         of the reportable segments    measure of profit and loss to
consolidated income before
         income taxes and discontinued operations is prescribed by GAAP, rather than non-GAAP rules and guidance. In this regard, we reissue our prior comment 1. Please revise your future annual and interim filings to comply the disclosure requirements of ASC 280-10-
         50-30(b) and ASC 280-10-50-32(f).
       Please contact Dale Welcome at 202-551-3865 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJoseph Hayek                                Sincerely,
Comapany NameWorthington Enterprises, Inc.
                                                              Division of
Corporation Finance
May 16, 2024 Page 2                                           Office of
Manufacturing
FirstName LastName